Exhibit 99.43

Date	Security	Transaction Type	Price per Share	Number of Shares
02/28/2011	Common Stock	Acquisition (conversion from Class A Debenture)	$10.34	20,927,947
04/25/2011	Common Stock	Acquisition (conversion from Class A Debenture)	$10.34	2,979,593
04/25/2011	Common Stock	Sale pursuant to April 2011 Underwriting Agreement	$16.38	27,500,000